Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before assessments	$388	$309	$334	$301	$375
Fixed charges	1,362	772	365	355	450
Earnings available for fixed charges	$1,750	$1,081	$699	$656	$825

Fixed charges:
Interest on consolidated obligations	$1,351	$768	$364	$354	$448
Interest on deposits	11	4	—	—	1
Mandatorily redeemable capital stock	—	—	1	1	1
Fixed charges	$1,362	$772	$365	$355	$450

Ratio of earnings to fixed charges	1.28	1.40	1.92	1.85	1.83